DYADIC®
DYADIC INTERNATIONAL, INC.
140 INTRACOASTAL POINTE DRIVE, SUITE 404
JUPITER, FLORIDA 33477-5094 USA
561.743.8333 TEL
561.743.8343 FAX
http://www.dyadic-group.com

STOCK OPTION AGREEMENT

THIS STOCK OPTION AGREEMENT is made and entered into as of May 25, 2001, by and between **DYADIC INTERNATIONAL, INC.**, a Florida corporation (the "Company"), and [redacted] ("Grantee").

The parties hereto, intending to be legally bound hereby, agree as follows:

1. **Grant of Option**.

Subject to the terms and conditions hereinafter set forth, the Company hereby grants to Grantee options (the "Options") to purchase from the Company [redacted] shares (the "Shares") of the common stock ("Common Stock") of the Company at an exercise price of US$4.50 per share.

2. **Termination of Options**.

The Options granted hereunder shall terminate on May 24, 2006.

3. **Exercise Procedures**.

Grantee may exercise the Options with respect to all or any part of the Shares on and after the date hereof by giving the Company (i) written notice, in the manner provided in Section 8 hereof, of Grantee's intent to exercise Options and the number of Shares to be purchased, and (ii) a check payable to the Company in the aggregate amount of the exercise price thereof. The Company shall transfer such Shares to Grantee as soon as practicable after receipt of the notice of exercise.

4. **Certain Corporate Changes**.

In the event of a split-up or stock dividend on the Company's outstanding Common Stock, the exercise price shall be adjusted by multiplying such exercise price by a fraction (i) the numerator of which is the total number of shares of Common Stock outstanding immediately prior to the record date for the event and (ii) the denominator of which is the total number of shares of Common Stock outstanding immediately after the record date of such event. In the event of such a split-up or stock dividend, the number of shares of Common Stock which may be purchased pursuant to the outstanding Options shall be adjusted by multiplying such number of shares by the number obtained by dividing (x) the total number of shares of Common Stock outstanding immediately after such record date by (y) the total number of shares of Common Stock outstanding prior to such record date except that any fractional shares resulting from such adjustments shall be eliminated by rounding any portion of a share to the nearest whole number.

If the Company is consolidated or merged with another corporation, Grantee, upon full or partial exercise of outstanding Options, shall be entitled to receive the same number and kind of shares, or the same amount of other property, cash or securities as Grantee would have been entitled to receive upon the happening of such consolidation or merger if Grantee had been, immediately prior to such event, the holder of the number of Shares as to which the Options are being exercised, adjusted in the manner provided in this Section.

5. **Right of First Refusal**.

If, at any time prior to the initial public offering of common stock of the Company, Grantee proposes to sell any of his shares of Common Stock, the Company shall have, and is hereby granted, the irrevocable right and option to purchase all, but not less than all, of the shares of Common Stock proposed to be sold by Grantee for the cash purchase price per share equal to the proposed sale price per share. In the event that Grantee intends to sell his shares of Common Stock, he shall give the Company written notice of the identity of the proposed purchaser and the proposed purchase price per share. The option set forth in this Section 5 may be exercised by the Company at any time within 30 days of the date (the "Option Date") of receipt of such written notice of intent to sell shares. In order to exercise such option, the Company shall give written notice to Grantee of its election to purchase shares. The closing of a purchase under this Section 5 shall be at a time and place mutually agreeable to the parties to such purchase, but shall not be later than 30 days after the Option Date.

If the Company shall waive or fail to so exercise the option set forth in this Section 5, then Grantee may, prior to 60 days after the Option Date, sell his shares of Common Stock to the purchaser and for the purchase price per share set forth in his notice of intent, free and clear of the options set forth in this Section 5. In the event that the shares are not sold within such 60-day period to such purchaser and for such price, the right of Grantee to do so shall terminate and such shares shall again become subject to the foregoing options as if no notice of intent to sell had ever been given.

6. **Restrictive Legend**.

The parties agree that each of the stock certificates representing shares of Common Stock held by Grantee shall bear the following legend:

SUBJECT TO RIGHTS OF FIRST REFUSAL

> The shares represented by this certificate are subject to a Stock Option Agreement with Dyadic International, Inc. dated May 25, 2001, providing for certain options to purchase the shares. These shares are not transferable except in accordance with the terms and conditions of such agreement. A copy of the agreement is filed with the secretary of the company.

7. **Sales to Competitors**.

Grantee agrees that, prior to the initial public offering of shares of Company common stock, he will not sell, assign or otherwise transfer any of the Shares to any competitor of the Company or any entity which owns in excess of 1% of the voting stock of any such competitor, provided Grantee has actual knowledge of such ownership.

8. **Notice**.

Any notice to the Company provided for in this Agreement shall be addressed to Dyadic International, Inc., 140 Intracoastal Pointe Drive, Suite 404, Jupiter, Florida 33477, Attention: President; and any notice to Grantee shall be addressed to such Grantee at the current address shown on the records of the Company, or to such other address as Grantee may designate to the Company in writing. Any notice provided for hereunder shall be delivered by hand, sent by telecopy or express courier service.

9. **Grantee's Securities Law Representations**.

If the Company shall deem it appropriate by reason of any securities law, it may require that Grantee, upon exercise in whole or in part of the Options, represent and agree in writing that the purchase of the Shares is for investment only and not with a view to distribution. Certificates representing the Shares shall be inscribed with a legend restricting transfer as determined by counsel to the Company.

10. **Governing Law**.

The validity, construction, interpretation and effect of this Agreement shall exclusively be governed by, and determined in accordance with, the laws of the State of Florida.

11. **No Amendments**.

This Agreement may not be modified or amended nor may any right be waived except by a writing signed by both of the parties hereto which expressly refers to this Agreement and which states that it is a modification, amendment or waiver.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

DYADIC INTERNATIONAL, INC.

By ______________________
Name: Mark A. Emalfarb
Title: President

[redacted]

____
[redacted]